Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-166470
July 14, 2010

        Electromed, Inc. (“Electromed”) has filed a registration statement on Form S-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus included in Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-166470) and the other documents Electromed has filed with the SEC for more complete information about Electromed and this offering. You may get these documents and other documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, Electromed, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Feltl and Company toll-free at (866) 655-3431.

        The information in this free writing prospectus is preliminary and is subject to completion or change. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

 Recent Developments

       We are providing you with the following updated information in connection with our initial public offering of shares of common stock. This free writing prospectus provides additional information regarding our estimated financial results for the twelve-month period ended June 30, 2010.  Although our financial statements as of and for the year ended June 30, 2010 are not yet complete, the following financial information reflects our estimate of those results, based on currently available information.

         We estimate that our net revenue for the twelve-month period ended June 30, 2010 was between $14.1 million and $14.3 million, compared to net revenue of $13.0 million for the twelve months ended June 30, 2009.

        As of June 30, 2010, we had total debt outstanding of approximately $4.2 million, which included approximately $127,000 owed by us pursuant to capital lease arrangements; approximately $1.8 million outstanding on our revolving line of credit; an approximately $815,000 principal balance under a term loan that bears interest at a rate of 4.28% and is scheduled to mature on December 9, 2012; and an approximately $1.5 million principal balance under a term loan that bears interest at a rate of 5.79% and is scheduled to mature on December 9, 2014.

        While the foregoing financial information is not a comprehensive statement of our financial results as of and for the year ended June 30, 2010, it represents the most current statement of our financial condition and results of operations as known to us at the time of this filing and available for investors to consider. The foregoing information has not been reviewed or audited by our independent registered public accounting firm and is subject to adjustment based upon, among other things, the finalization of our year-end closing and reporting processes.

        The estimates for the year-ended June 30, 2010 are not necessarily indicative of our operating results for any future period. This information should be read in conjunction with “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements covering prior historical periods for which comprehensive information is available, each contained in Pre-Effective Amendment No. 2 to the Registration Statement (File No. 333-166470).